Exhibit 99.1

Canadian Solar Inc. Announces Results of 2020 Annual and Special Meeting of Shareholders

GUELPH, Ontario, June 26, 2020 — Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it held an Annual and Special Meeting of Shareholders on June 24, 2020. The shares represented at the meeting voted on the following matters:

1.              With respect to the election of directors, the Company nominated seven individuals.  Each of Mr. Shawn (Xiaohua) Qu, Mr. Harry E. Ruda, Mr. Andrew (Luen Cheung) Wong, Mr. Arthur (Lap Tat) Wong, Ms. Lauren C. Templeton, and Mr. Karl E. Olsoni received a greater number of votes in favour than withheld. Mr. Robert K. McDermott received a greater number of votes withheld than in favour, and, as a consequence, under the Corporate Governance Guidelines of the Company, he is required to tender his resignation to the Chairman of the Board, such resignation to take effect on acceptance by the Board. The Board will consider his resignation pursuant to the Corporate Governance Guidelines and report its decision by subsequent press release.

2.              The requisite majority of the shares represented at the meeting required for approval were voted in favour of the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company and to authorize the directors of the Company to fix their remuneration;

3.              The requisite majority of the shares represented at the meeting required for approval were voted in favour of the special resolution authorizing and approving the continuance of the Company from the federal jurisdiction of Canada to either the provincial jurisdiction of the Province of British Columbia or the Province of Ontario; and

4.              The requisite majority of the shares represented at the meeting required for approval were voted in favour of the ordinary resolution authorizing and approving the extension of the expiry date of the amended and restated share incentive plan of the Company from September 20, 2020 to June 30, 2029.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 43 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.